

June 6, 2013

Via E-mail
David P. Michels
Chief Financial Officer
El Paso Pipeline Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re:** **El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-33825**

Dear Mr. Michels:

We have reviewed your response dated May 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 1 and 2. Business and Properties, page 1

Outlook for 2013, page 1

1. We note your response to comment 1 from our letter dated May 6, 2013 and your proposed disclosure revisions. Please address the following items:

   - Please quantify the projected incremental cash distributions and EBDA that will be contributed by each of the acquisitions and expansion projects cited in your proposed disclosures. We believe this additional disclosure provides important insight to your investors about the relative contribution expected from each acquisition or expansion project and allows your investors to better assess the accuracy of your projections as time progresses.

- Although you project your 2013 cash distributions per unit will increase 13%, you expect EBDA to increase by only 2%. Please explain to us and clarify to your readers why you expect your cash distributions to increase significantly more than EBDA.

- Please disclose a measure of cash distributions to earnings, such as a payout ratio, as we believe this measure will provide useful information to your investors.

- Please disclose any limitations on these projections and when you will undertake to update them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

2. We note your response to comment 3 from our letter dated May 6, 2013 and the additions to your discussion of Results of Operations that you intend to include in future filings. We continue to believe that the enhanced narrative does not provide sufficient analysis of the changes in certain line items, such as revenues and operation and maintenance expenses, computed in accordance with GAAP and presented on the face of your financial statements. We note that previous Forms 10-K included information regarding contracts that were not renewed, changes in tariff rates and the impact from changes in throughput volumes. Please further revise your disclosures to provide additional discussion and analysis of the financial measures presented in accordance with GAAP.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief